Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
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Zarlink Semiconductor Announces Proxy Voting Results; All Eight Management
Directors Re-elected

OTTAWA, CANADA, July 23, 2008 -Zarlink Semiconductor (NYSE/TSX: ZL) today announced that final proxy voting results from the Company's Annual and Special Meeting of Shareholders indicate that shareholders have voted to re-elect all of the Management nominees for the Board of Directors.

      "On behalf of the Board of Directors and management team, we thank all of our shareholders for their support and confidence," said Dr. Henry Simon, Chairman of the Board of Directors. "We will see growing profitability throughout this year as we continue to work to improve shareholder value for the near- and long-term."

      Kirk Mandy, President and CEO stated: "Today's outcome indicates that our shareholders recognize the strides made as we execute on our strategic plan. We are confident that we have the right strategy and product portfolio in place to build on our business momentum and ensure a strong and prosperous future for Zarlink."

      The following Zarlink directors were re-elected: Dr. Henry Simon, Kirk K. Mandy, Hubert T. Lacroix, J. Spencer Lanthier, Jules Meunier, Dennis A. Roberson, Oleg Khaykin, and Dr. Adam Chowaniec.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.


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Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com